Exhibit 21.1

Subsidiaries of the Company

Name	Jurisdiction
Axsome Therapeutics Australia Pty Ltd	Australia
Axsome Therapeutics, Limited	Ireland
Axsome International Holdings LLC	Delaware
Axsome Malta Holdings Ltd.	Malta
Axsome Malta Ltd.	Malta
Axsome Canada, Inc.	Canada